                                                                    EXHIBIT 99.1

                          INDEX TO FINANCIAL STATEMENTS


                       PEOPLES EDUCATIONAL HOLDINGS, INC.
                                 AND SUBSIDIARY
                                    CONTENTS


Independent auditor's report                                                F-2

Consolidated balance sheets as of December 31, 1999
   and 1998                                                                 F-3

Consolidated statements of income for the years
   ended December 31, 1999 and 1998                                         F-5

Consolidated statements of changes in stockholders'
   equity (deficit) for the years ended December 31, 1999
   and 1998                                                                 F-6

Consolidated statements of cash flows for the years
   ended December 31, 1999 and 1998                                         F-7

Notes to consolidated financial statements                                  F-8

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Peoples Educational Holdings, Inc.
Saddle Brook, New Jersey

We have audited the accompanying consolidated balance sheets of Peoples Educational Holdings, Inc. and Subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Peoples Educational Holdings, Inc. and Subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                                   /s/ McGLADREY & PULLEN, LLP
                                                  -----------------------------
                                                  McGLADREY & PULLEN, LLP




Minneapolis, Minnesota
March 1, 2000

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS


                                                                                  December 31
                                                                   -----------------------------------
ASSETS (NOTE 4)                                                            1999                 1998
------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                        $     143,852          $    565,678
  Accounts receivable, net allowances for
      returns and doubtful accounts
      of $444,152 in 1999 and $186,917 in 1998                         1,424,411               504,545
  Inventory                                                              566,357               439,089
  Refundable income taxes                                                      -               132,500
  Prepaid catalog expenses and other current assets                       56,123                65,692
  Advance royalties                                                       71,840                66,000
  Deferred income taxes (Note 6)                                          99,000                55,800
                                                                   -----------------------------------
                TOTAL CURRENT ASSETS                               $   2,361,583             1,829,304
                                                                   -----------------------------------








Equipment, at cost, less accumulated depreciation of $120,938
  in 1999 and $82,109 in 1998                                            212,316               112,698
                                                                   -----------------------------------






Other Assets
    Deferred prepublication costs (Note 2)                               853,340               540,333
    Advance royalties                                                     35,100                40,123
    Copyrights and goodwill, net (Note 3)                                 29,710                72,983
    Deferred income taxes (Note 6)                                         9,000                32,636
    Other                                                                 25,289                 7,845
                                                                   -----------------------------------
                TOTAL OTHER ASSETS                                       952,439               693,920
                                                                   -----------------------------------
                TOTAL ASSETS                                       $   3,526,338          $  2,635,922
                                                                   ===================================

See Notes to Consolidated Financial Statements.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS


                                                                                              December 31
                                                                                ---------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)                                         1999               1998
-----------------------------------------------------------------------------------------------------------------
Current Liabilities
    Notes payable under line of credit (Note 4 and 12)                          $     450,000       $     234,000
    Current maturities of long-term debt                                               30,000                   -
    Accounts payable                                                                  886,746             671,053
    Accrued expenses (Note 7)                                                         103,190             148,693
    Income taxes payable                                                               94,516               4,500
                                                                                ---------------------------------
                TOTAL CURRENT LIABILITIES                                           1,564,452           1,058,246
                                                                                ---------------------------------

Long Term Debt, less current maturities (Note 4 and 12)                                83,978                   -
                                                                                ---------------------------------

Commitments (Notes 8 and 9)

Mandatory Redeemable Stock (Notes 9 and 12)
    1990 Redeemable Convertible Stock, $0.02 par value; voting;
        authorized 1,300,000 shares; issued
        and outstanding 1,278,120 shares in 1998;
        stated at liquidation value plus accrued dividends                                  -           1,564,725

    1993 Redeemable Convertible Stock, $0.02 par value; voting;
        authorized 700,000 shares; issued and outstanding
        680,000 shares in 1998; stated at
        liquidation value plus accrued dividends                                            -           1,081,880

    Accrued and unpaid dividends on previously outstanding
        1990 and 1993 Redeemable Convertible stock
                                                                                      810,850                   -
                                                                                ---------------------------------
                TOTAL MANDATORY REDEEMABLE STOCK
                                                                                      810,850           2,646,605
                                                                                ---------------------------------

                TOTAL LIABILITIES                                                   2,459,280           3,704,851
                                                                                ---------------------------------


Stockholders' Equity (Deficit) (Notes 9, 10 and 12)
    Common stock, $0.02 par  value; authorized 15,000,000
        shares; issued and outstanding 2,935,216 shares
        in 1999 and 153,260 shares in 1998
                                                                                       58,704               3,065
    1998 Convertible Stock, $0.02 par value; voting; authorized,
        issued and outstanding 600,000 shares in 1998                                       -              12,000
    Additional paid-in capital                                                      1,994,071              95,464
    Accumulated deficit                                                              (850,067)         (1,054,458)
                                                                                 --------------------------------
                                                                                    1,202,708            (943,929)

Less:  Notes receivable from issuance of 1998 Convertible Stock                      (135,650)           (125,000)
                                                                                 --------------------------------
                TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                                1,067,058          (1,068,929)
                                                                                 --------------------------------
                TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)             $  3,526,338       $   2,635,922
                                                                                 ================================

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME


                                                                                       Years Ended December 31
                                                                                 ------------------------------
                                                                                       1999               1998
---------------------------------------------------------------------------------------------------------------
Sales and commission revenues (Note 5)                                           $  9,597,744    $    6,164,248
Cost of sales                                                                       6,066,427         3,171,435
                                                                                 ------------------------------
                GROSS PROFIT                                                        3,531,317         2,992,813

Selling, general and administrative expenses                                        3,006,131         2,445,808
                                                                                 ------------------------------
                INCOME FROM OPERATIONS                                                525,186           547,005

Nonoperating income (expense):
    Interest income                                                                     9,551            34,114
    Interest expense                                                                  (23,005)          (15,445)
    Gain (loss) on sale of assets                                                         500            (6,926)
                                                                                 ------------------------------
                INCOME BEFORE INCOME TAXES                                            512,232           558,748

Federal and state income taxes (Note 6)                                               212,000           242,610
                                                                                 ------------------------------
                NET INCOME                                                            300,232           316,138

Mandatory Redeemable Convertible Stock dividends                                       95,841            95,841
                                                                                 ------------------------------
                NET INCOME APPLICABLE TO COMMON STOCKHOLDERS                     $    204,391    $      220,297
                                                                                 ==============================

Net income per common share:
    Basic                                                                        $       0.25    $         0.36
    Diluted                                                                              0.22              0.12
                                                                                 ==============================

Weighted-average number of common shares outstanding:
    Basic                                                                             823,262           614,949
    Diluted                                                                      $  1,355,626         2,512,041
                                                                                 ==============================

See Notes to Consolidated Financial Statements.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)


                                                            1998         Additional
                                             Common      Convertible       Paid-In       Accumulated       Notes
                                             Stock          Stock          Capital         Deficit       Receivable     Total
--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                  $     -       $ 10,000.00     $        -    $ (1,274,755)   $       -    $(1,264,755)


  Exercise of stock options resulting in

      issuance of 100,000 shares of 1998

      Convertible Stock in exchange for

      notes receivable (Note 10)                  -             2,000        123,000               -     (125,000)             -

   Accrued dividends on Mandatory

      Redeemable Convertible Stock                -                 -              -         (95,841)           -        (95,841)

   Effect of merger transaction on

      November 1, 1998 (Note 1)               3,065                 -        (27,536)              -            -        (24,471)

   Net income                                     -                 -              -         316,138            -        316,138
                                            ------------------------------------------------------------------------------------

Balance, December 31, 1998                    3,065            12,000         95,464      (1,054,458)    (125,000)    (1,068,929)

   Accrued Dividends on Mandatory

      Redeemable Convertible Stock                -                 -              -         (95,841)           -        (95,841)

   Interest on notes receivable from

      issuance of 1998 Convertible Stock          -                 -         10,650               -      (10,650)             -

   Conversion of 1990 Mandatory

      Redeemable Convertible Stock

      into Common Stock                      27,799                 -      1,053,797               -            -      1,081,596

   Conversion of 1993 Mandatory

      Redeemable Convertible Stock

      into Common Stock                      14,790                 -        835,210               -            -        850,000

   Conversion of 1998 Convertible

      Stock into Common Stock                13,050           (12,000)        (1,050)              -            -              -

   Net income                                     -                 -              -         300,232            -        300,232
                                            ------------------------------------------------------------------------------------

Balance, December 31, 1999
                                            $58,704       $         -     $1,994,071    $   (850,067)   $(135,650)    $1,067,058
                                            ====================================================================================


See Notes to Consolidated Financial Statements

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                      Years Ended December 31
                                                                                                  -------------------------------
                                                                                                         1999             1998
---------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities

    Net income                                                                                      $     300,232    $    316,138
    Adjustments to reconcile net income to net cash provided by (used in) operating activities:

        Depreciation                                                                                       39,329          26,862
        Amortization of prepublishing costs and intangible assets                                         336,068         232,704
        Deferred income taxes                                                                             (19,564)        238,031
        Changes in assets and liabilities, excluding merger effects in 1998 (Note 1):

           Accounts receivable                                                                           (919,866)        203,280
           Inventory                                                                                     (127,268)       (102,192)
           Refundable income taxes                                                                        132,500        (132,500)
           Prepaid catalog and other current assets                                                         9,569            (912)
           Advance royalties                                                                                 (817)         11,569
           Other assets                                                                                   (17,444)         (3,150)
           Accounts payable and accrued expenses                                                          170,190         (56,875)
           Income taxes payable                                                                            90,016           1,080
                                                                                                    -----------------------------
                NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                        (7,055)        734,035
                                                                                                    -----------------------------

Cash Flows From Investing Activities
    Purchases of equipment                                                                               (139,447)        (75,557)
    Proceeds from disposal of equipment                                                                       500               -
    Expenditures for prepublishing costs                                                                 (605,802)       (451,748)
                                                                                                    -----------------------------
                NET CASH USED IN INVESTING ACTIVITIES                                                    (744,749)       (527,305)
                                                                                                    -----------------------------

Cash Flows From Financing Activities
    Net borrowings under line of credit                                                                   216,000         234,000
    Proceeds from long-term borrowings                                                                    113,978               -
    Principal payments on notes payable                                                                         -         (57,168)
                                                                                                    -----------------------------
                NET CASH PROVIDED BY FINANCING ACTIVITIES                                                 329,978         176,832
                                                                                                    -----------------------------

                NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                     (421,826)        383,562

Cash and Cash Equivalents
    Beginning of year                                                                                     565,678         182,116
                                                                                                    -----------------------------
    End of year                                                                                     $     143,852    $    565,678
                                                                                                    =============================

Supplemental Cash Flow Information
    Cash payments for:
        Interest                                                                                    $      23,005    $     15,363
        Income taxes                                                                                        6,075         135,920
                                                                                                    =============================

    Noncash financing activities:
        Increase in Preferred Mandatory Redeemable Stock and increase in accumulated deficit
        from accrued dividends                                                                      $      95,841    $     95,841
        Issuance of common stock in exchange for notes receivable                                               -         125,000
        Conversion of 1990 and 1993 Preferred Redeemable Stock to common stock                          1,931,596               -
                                                                                                    =============================

    Changes in assets and liabilities resulting from merger (Note 1):
        Receivables                                                                                 $           -    $     61,524
        Other assets                                                                                            -           2,091
        Accounts payable and accrued expenses, net of cash                                                      -         (88,086)
                                                                                                    -----------------------------
                EFFECT OF MERGER ON STOCKHOLDERS' DEFICIT                                           $           -    $    (24,471)
                                                                                                    =============================


See Notes to Consolidated Financial Statements.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.    NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS: Peoples Educational Holdings, Inc. (PEH), through its wholly owned subsidiary, Peoples Publishing Group, Inc. (PPG), publishes, distributes, and markets supplementary educational texts and related materials for the pre-K to 12 market. Supplementary educational materials are predominantly soft-cover textbooks that can be sold efficiently to schools through catalogs, direct mail, telemarketing, and independent commission-sales representatives. PPG and PEH are together referred to herein as the Company.

MERGER: Effective November 1, 1998, Peoples Acquisition Corporation (PAC), a subsidiary of Concourse Corporation (Concourse) merged with and into PPG. Concourse was a public company with only minimal assets, liabilities, and operations and changed its name to Peoples Educational Holdings, Inc., in December 1998. PPG survived the merger as a wholly-owned subsidiary of PEH. The shareholders and option holders of PPG were issued convertible shares and options of PEH, which will result in the former PPG shareholders and option holders owning approximately 95 percent of the outstanding shares of PEH upon full conversion of shares and exercise of options.

For financial reporting purposes, PPG was treated as the acquiring company, and the merger was accounted for as a "reverse acquisition." The assets and liabilities reflected in these financial statements are at the historical carrying amounts reported by PPG, and the operations reflect the historical operations of PPG, not those previously reported by Concourse. The effect of the merger was similar to a recapitalization.

INVENTORY: Inventory is stated as lower of cost or market, which is determined using the first-in, first-out method. Inventory consists entirely of finished goods. Inventory on the balance sheet is reflected net of reserves for writedowns or non-salability of $63,743 and $33,744 in 1999 and 1998, respectively.

DEPRECIATION: Equipment is recorded at cost. Depreciation is provided over the equipment's estimated useful lives of five to seven years using the straight-line method. Maintenance and repairs are charged to expense as incurred and major renewals or improvements are capitalized. On sale or retirement of property and equipment, the related costs and accumulated depreciation are removed from the accounts, and any gain or loss is included in the results of current operations.

ACCOUNTING FOR LONG-LIVED ASSETS: The Company generates operating revenue and builds up an acceptable revenue base and related cash flows with its long-lived assets. Management has and will continue, on a periodic basis, to closely evaluate its equipment, deferred prepublication costs, advance royalties, and other intangible assets to determine potential impairment by comparing their carrying value with the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future net cash flows be less than the carrying value, the Company would recognize an impairment loss at that date. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value (estimated discounted future cash flows or appraisal of assets) of the long-lived assets. To date, management has determined that no impairment of long-lived assets exists.
                                      F-8

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1.     NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BASIC AND DILUTED NET INCOME PER SHARE: Basic per share amounts are computed, generally, by dividing net income by the weighted-average number of common shares outstanding. Diluted per share amounts assume the conversion, exercise, or issuance of all potential common stock instruments unless the effect is antidilutive, thereby increasing the income per common share.

In arriving at basic net income per common share, the Company's net income has been adjusted for undeclared, cumulative dividends on the Company's 1990 and 1993 Redeemable Convertible Stock, which totaled $95,841 for both 1999 and 1998. In arriving at the weighted-average number of common shares outstanding for basic net income per share, the Company's 1998 Convertible Stock, which has all the rights and privileges of the Company's common stock, has been reflected as equivalent common shares as if converted on January 1, 1998.

In arriving at diluted weighted-average shares and diluted per share amounts, common stock issuable on conversion of the 1990 and 1993 Redeemable Convertible Stock has been included as if converted on January 1, 1998 for the respective fiscal quarters in which such assumed conversion had a dilutive effect. For these computations, the Company's net income (before reduction for Convertible Stock dividends) is divided by the weighted-average diluted shares outstanding. As described in Note 9, prior to their actual conversion to common stock on December 30, 1999, the conversion of the aforementioned convertible stock had maximum dilution on any quarter at an additional 2,129,456 shares of common stock. Options outstanding of 291,102, as described in Note 10, were not included in the computation of weighted-average diluted shares outstanding since their effect was not dilutive for any quarter during 1999 or 1998.

INCOME TAXES: The Company accounts for deferred taxes on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss or tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred taxes are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized. Income tax expense is the tax payable or refundable for the year plus or minus the change during the year in deferred tax assets and liabilities.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The financial statements include the following financial instruments and methods and assumptions used in estimating their fair values: for cash and cash equivalents, the carrying amount is fair value; for trade accounts receivable, accounts payable, and line-of-credit debt, the carrying amounts approximate their fair values due to either the short-term nature of these instruments or the variable nature of the interest rate; and for the fixed-rate notes payable, fair value has been estimated based on discounted cash flows using interest rates being offered for similar borrowings. No separate comparison of fair values versus carrying values is presented for the aforementioned financial instruments since their fair values are not significantly different than their balance sheet carrying amounts. In addition, the aggregate fair values of financial instruments would not represent the underlying value of the Company.

CASH AND CASH EQUIVALENTS: For purposes of reporting cash flows, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.     NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

REVENUE RECOGNITION, ACCOUNTS RECEIVABLE, AND ACCOUNTS PAYABLE: Generally, the Company recognizes sales upon shipment and estimates sales returns if the right of return exists. The allowances for sales returns as of December 31, 1999 and 1998, were $364,152 and $151,755, respectively. These sales allowances are recorded as a reduction of accounts receivable.

The Company provides credit to its customers determined on a customer-by-customer basis. In addition, the Company provides allowances for uncollectable accounts receivable based on management's periodic assessment of the need for such allowances. Such allowances were $80,000 and $35,162 at December 31, 1999 and 1998, respectively.

MAJOR SUPPLIERS: For 1999 approximately 64 percent of total revenues and 99 percent of advanced placement revenues were generated from college books and products purchased from two major college book publishers.

DEFERRED PREPUBLICATION COSTS: Prepublication costs of new books consist primarily of freelance page make-up, outside editorial, design, layout, art, photo services, mechanicals, film, plate preparation charges, and photo and text permissions. These costs are amortized over three years, the estimated minimum lives of the related publications, using the straight-line method from the date of initial publication.

PREPAID CATALOG EXPENSES: The cost of catalogs which have not been delivered to customers are carried as a prepaid expense until the actual date of mailing. Catalog expense is recognized in the statement of income in the period in which the catalogs are mailed or distributed. Advertising expense, excluding catalog expense, was $133,582 and $140,472 for 1999 and 1998, respectively.

ADVANCE ROYALTIES: Advance royalties, which are recorded as an asset when paid, incurred, or otherwise acquired, are expensed when earned by the authors. Amounts classified as current assets on the balance sheets are those amounts expected to be earned within the next 12 months.

COPYRIGHTS AND GOODWILL: These assets are amortized using the straight-line method over the following useful lives:

                                                                     Years
Copyrights                                                              10
Goodwill                                                                40


USE OF ESTIMATES: In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2.    DEFERRED PREPUBLICATION COSTS

The activity in deferred prepublication costs and the balances as of December 31, 1999 and 1998, are as follows:


                                                                                    1999                1998
----------------------------------------------------------------------------------------------------------------
Prepublication costs, beginning of year                                    $       1,121,486   $         669,738
Accumulated amortization, beginning of year                                         (581,153)           (391,722)
                                                                           -------------------------------------
Net balance                                                                          540,333             278,016

Prepublication cost additions, current year                                          605,802             451,748
Amortization expense, current year                                                  (292,795)           (189,431)
                                                                           -------------------------------------
Net balance, end of year                                                   $         853,340   $         540,333
                                                                           =====================================


NOTE 3.    COPYRIGHTS AND GOODWILL

Copyrights and goodwill consist of the following at December 31, 1999 and 1998:






PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENTS


                                                                                 1999           1998
-------------------------------------------------------------------------------------------------------
Copyrights                                                                 $     658,513   $    658,513
Goodwill                                                                          25,000         25,000
                                                                           ----------------------------
                                                                                 683,513        683,513

Less accumulated amortization                                                   (653,803)      (610,530)
                                                                           ----------------------------
Net balance, end of year                                                   $      29,710   $     72,983
                                                                           ============================


Amortization expense for these assets was $43,273 for both 1999 and 1998.



NOTE 4.    LINE OF CREDIT AND NOTES PAYABLE

PPG has an agreement with a bank which allows borrowings of up to $1,500,000, which expires and is subject to renewal on May 22, 2000. Advances under this line of credit are based upon eligible assets, are due on demand, and bear interest at the prime rate (8.5 percent at December 31, 1999). All borrowings are secured by substantially all PPG assets, and are guaranteed by PEH. The agreement also requires PPG to meet certain covenants, including maintaining a minimum net worth. There was $450,000 outstanding under this agreement at December 31, 1999.

PPG obtained a $150,000 installment loan from a bank in 1999, of which only $113,978 was borrowed. The term of the loan is five years and bears interest at the prime rate, with monthly installments of $2,500 plus interest, beginning January 2000. All borrowings are secured by substantially all PPG assets, and are guaranteed by PEH. The loan had an unpaid balance of $113,978 at December 31, 1999.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5.    REVENUES BY PRODUCT LINE

The Company's revenues by major product line for the years ended December 31, 1999 and 1998, are as follows:


                                   Product Line                                  1999                1998
-----------------------------------------------------------------------------------------------------------
Instruction sales                                                          $      1,841,245   $   2,471,814
Test preparation sales                                                            1,547,725         954,886
Advanced placement sales and commission revenue                                   6,208,774       2,737,548
                                                                           ================================
Total revenues                                                             $      9,597,744   $   6,164,248
                                                                           ================================


NOTE 6.    INCOME TAXES

Federal and state income tax expense for the years ended December 31, 1999 and 1998, consisted of the following:


                                                                                    1999              1998
-----------------------------------------------------------------------------------------------------------
Current                                                                    $        231,564   $       4,579
Deferred                                                                            (19,564)        238,031
                                                                           ---------------------------------
Total                                                                      $        212,000   $     242,610
                                                                           ================================

For the years ended December 31, 1999 and 1998, the income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income, due to the following:

                                                                                    1999               1998
------------------------------------------------------------------------------------------------------------
Computed federal income tax at statutory rate                              $        180,000   $     190,000
State income taxes, net of federal benefit                                           34,000          33,200
Other, net                                                                           (2,000)         19,410
                                                                           --------------------------------
                                                                           $        212,000   $     242,610
                                                                           ================================

Net deferred tax assets are comprised of the following at December 31, 1999 and 1998:

                                                                                    1999               1998
------------------------------------------------------------------------------------------------------------
Allowance for doubtful accounts                                            $         33,000   $      14,400
Allowance for sales returns                                                         149,000          62,000
Inventory                                                                            41,000          33,900
Intangible assets                                                                     9,000          31,600
Other assets                                                                              -           3,936
Allowance for purchase returns                                                     (124,000)        (57,400)
                                                                           --------------------------------
Net deferred tax assets                                                    $        108,000   $      88,436
===========================================================================================================

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 6.     INCOME TAXES (CONTINUED)

The aforementioned net deferred tax assets are reflected on the consolidated balance sheets as follows:


                                                                                    December 31
                                                                               1999             1998
-------------------------------------------------------------------------------------------------------
Current assets                                                             $    99,000      $    55,800
Noncurrent assets                                                                9,000           32,636
                                                                           ----------------------------
Net deferred tax assets                                                    $   108,000      $    88,436
                                                                           ============================



NOTE 7.    ACCRUED EXPENSES

The components of accrued expenses as of December 31, 1999 and 1998, are as follows:


                                                                               1999              1998
--------------------------------------------------------------------------------------------------------
Compensation                                                               $    55,771      $     78,292
Professional fees                                                               25,429            66,358
Other                                                                           21,990             4,043
                                                                           -----------------------------
                                                                           $   103,190      $    148,693
                                                                           =============================


NOTE 8.    LEASE COMMITMENTS

The Company is leasing its premises under an operating lease which expires in October 2004. The Company also leases certain office equipment under operating leases.

Approximate future minimum rental obligations under operating leases are as follows:



Years ending December 31:
--------------------------------------------------------------------------------------------------
         2000                                                                    $         153,000
         2001                                                                              146,000
         2002                                                                              148,000
         2003                                                                              147,000
         2004                                                                              130,000
                                                                                 -----------------
                                                                                 $         724,000
                                                                                 =================


Rent expense under the aforementioned operating leases was $76,647 and $42,276 in 1999 and 1998, respectively.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9.    COMMON AND CONVERTIBLE STOCK

AUTHORIZED CAPITAL STOCK: The Company has authorized 25,000,000 shares of capital stock, of which 15,000,000 are designated as common shares, 2,600,000 are designated as either 1990, 1993, or 1998 Convertible Stock, and 7,400,000 are undesignated.

MANDATORY REDEEMABLE STOCK: Shareholders of 1990 and 1993 Redeemable Convertible Stock were entitled to cumulative quarterly cash dividends at the rates of $0.042 and $0.062, respectively, per share per annum. The Redeemable Convertible Stock has liquidation preferences of $0.84624 and $1.25, respectively, plus unpaid accumulated dividends prior to payments to common stockholders or 1998 convertible stockholders.

Under a required redemption provision, commencing on August 24, 2000, the Company was required to redeem one-third of the Redeemable Convertible Stock from each shareholder, if adequate cash funds were legally available, at a price equal to the liquidation preference plus accumulated dividends.

Each share of 1990 and 1993 Redeemable Convertible Stock was convertible at the option of the holder into 1.0875 shares of common stock, subject to a possible adjustment for noncash dividends on common stock and subject to certain antidilution provisions. As of December 30, 1999, all of the 1990 and 1993 Redeemable Convertible Stock (exclusive of accrued unpaid dividends) was converted into 2,129,456 shares of the Company's common stock. At December 31, 1999, the aggregate accumulated unpaid dividends were $536,810 and $274,040 for the 1990 and 1993 Redeemable Convertible Stock, respectively.

1998 CONVERTIBLE STOCK: Each share of 1998 Convertible Stock was convertible at the option of the holder into 1.0875 shares of common stock through December 31, 2001, subject to a possible adjustment for dividends on common stock and subject to certain antidilution provisions. After December 31, 2001, each share of 1998 Convertible Stock was convertible into 0.5 shares of common stock. As of December 30, 1999, all of the 1998 Convertible Stock was converted into 652,500 shares of the Company's common stock.


NOTE 10.    STOCK OPTIONS

The Company adopted the 1998 Stock Option Plan (the Plan) effective August 1998. The Plan permits the granting of incentive stock options and nonqualified options. A total of 400,000 shares of the Company's common stock have been reserved for issuance pursuant to options granted under the Plan.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 10.    STOCK OPTIONS (CONTINUED)

Grants under the Plan are accounted for following APB Opinion No. 25 and related interpretations. Had compensation cost for the options been determined using the fair value method required by FASB Statement No. 123, the Company's net income applicable to common stockholders, net income, and basic and diluted net income per common share on a pro forma basis for 1999 and 1998 would have been as follows:


                                                                                 1999           1998
--------------------------------------------------------------------------------------------------------
Net income applicable to common stockholders:
    As reported                                                              $   204,391   $    220,297
    Pro forma                                                                    148,900        196,200
Basic net income per common share:
    As reported                                                                     0.25           0.36
    Pro forma                                                                       0.18           0.32
Net income before reduction for Convertible Stock dividends:
    As reported                                                                  300,232        316,138
    Pro forma                                                                    244,800        292,000
Diluted net income per common share:
    As reported                                                                     0.22           0.12
    Pro forma                                                                       0.18           0.11


The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants: no dividends, risk-free interest rate of 6 percent, expected lives of five to 10 years, and no expected volatility.

A summary of stock option activity, including options originally granted by PPG and reissued on November 1, 1998, as PEH options in connection with the merger, is as follows:


                                                          Weighted-
                                                           Average                                 Weighted-
                                                            Grant                                   Average
                                                          Fair Value             Shares          Exercise Price
---------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1997                        $      0.46               187,000           $   1.23
   Granted                                                     0.32                52,200               1.20
   Exercised                                                      -              (100,000)              1.25
                                                                                 --------
Outstanding at December 31, 1998                               0.45               139,200               1.20
   Granted                                                     1.35               151,900               3.00
                                                                                 ========
Outstanding at December 31, 1999                                .92               292,100               2.14
                                                                                 ========

There were 103,483 and 52,473 options exercisable at December 31, 1999 and 1998, respectively, at weighted-average exercise prices of $1.46 and $1.20 per share, respectively. The weighted-average remaining contractual life of all outstanding options was 7.1 years at December 31, 1999

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10.    STOCK OPTIONS (CONTINUED)

In July 1998, prior to the merger transaction where PPG became a subsidiary of PEH, two officer/stockholders of PPG exercised stock options (granted by PPG in 1993) to purchase 50,000 shares each of 1998 Convertible Stock at $1.25 per share. The shares were issued in exchange for $125,000 of nonrecourse promissory notes receivable bearing interest at 6 percent per annum. The notes, plus all accrued interest, are due on July 31, 2003, and are collateralized by the shares acquired. For financial reporting purposes, the notes receivable were accounted for as a reduction of stockholders' equity (deficit).


NOTE 11.    RELATED-PARTY TRANSACTIONS

The Company has retained RiverPoint Investments, Inc., a company in which one of its officers and directors is the majority shareholder, for certain consulting services. The Company paid $48,000 and $33,000 per year in 1999 and 1998 respectively, for such services.

During 1999, the Company utilized a printing company which is affiliated with a Director of the Company. Total services purchased from this printing company totaled $191,000 in 1999.

Following the November 1, 1998, merger, the Company's Board of Directors approved an agreement pursuant to which the former CEO of PEH acquired substantially all of PEH's pre-merger assets (approximately $64,000) in exchange for the assumption of all of PEH's liabilities as of the effective date of the merger, except certain specified liabilities related to consummating the merger. This transaction resulted in a loss of approximately $6,000.


NOTE 12.    SUBSEQUENT EVENTS

ACCRUED DIVIDENDS: Subsequent to December 31, 1999 certain officers and directors converted $810,850 of accrued dividends on previously outstanding redeemable convertible stock into 253,633 shares of common stock at a conversion price of $3.00 per share and were paid cash of $49,954.

FINANCING: The Company has negotiated a new financing arrangement with a bank (subject to the completion of certain document requirements) to replace its existing line of credit and installment loan (See Note 4). The new arrangement would provide for up to $2,500,000 under a two year revolving credit agreement with availability based on certain percentages of inventory and receivables. Of this amount, $1,000,000 would be available for acquisitions. The new agreement would also provide for up to $500,000 under a one year revolving credit line to support prepublication expenditures. The arrangement will also require the company to maintain certain financial covenants. The Company anticipates closing the new agreements and the repayment of the existing bank financing on or about April 5, 2000.